SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

SEC 09055990 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8226 Bee Caves Road
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt E. Morales, CPA — (512) 306-5284
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 400	Austin	Texas	78730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/11

AB 3/19

OATH OR AFFIRMATION

I, Kurt E. Morales, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

NINA LEHRMAN
Notary Public, State of Texas
My Commission Expires
June 16, 2010

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Tejas Incorporated)

Financial Statements, Schedules and Other Information

Years Ended December 31, 2008 and 2007

TEJAS SECURITIES GROUP, INC.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition as of December 31, 2008 and 2007	2
Statements of Operations for the years ended December 31, 2008 and 2007	3
Statements of Stockholder's Equity for the years ended December 31, 2008 and 2007	4
Statements of Cash Flows for the years ended December 31, 2008 and 2007	5
Notes to Financial Statements	6
Supplemental Schedules:	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2008	19
Other Information with Report of Independent Auditors:	
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	20

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statements of financial condition of Tejas Securities Group, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 as of December 21, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2009

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2008 and 2007

Assets		**2008**	**2007**
Cash and cash equivalents	$	425,314	877,965
Receivable from clearing organization		3,604,478	116,508
Receivables from employees		84,815	123,807
Securities owned, at fair value		3,993,306	12,253,663
Property and equipment, net		178,032	262,748
Deferred tax asset, net		—	449,448
Other assets		297,001	392,428
Total Assets	$	8,582,946	14,476,567

Liabilities and Stockholder's Equity			
Accounts payable, accrued expenses and other liabilities	$	1,865,801	2,336,244
Securities sold, not yet purchased		3,402,257	—
Payable to clearing organization		—	3,838,535
Total liabilities		5,268,058	6,174,779
Commitments and contingencies			
Stockholder's equity:			
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued and outstanding		—	—
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 shares issued and 5,799,055 outstanding as of December 31, 2008 and 2007		2,295,674	2,295,674
Additional paid-in capital		15,012,140	14,398,286
Retained deficit		(13,985,593)	(8,384,839)
Treasury stock, at cost, 29,833 shares		(7,333)	(7,333)
Total stockholder's equity		3,314,888	8,301,788
Total liabilities and stockholder's equity	$	8,582,946	14,476,567

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue:		
Commissions from agency transactions	$ 2,377,668	3,955,196
Commissions from principal transactions	15,710,874	10,643,884
Underwriting and investment banking income	1,962,586	4,254,497
Net dealer inventory and investment income (loss), net of trading interest expense of $337,155 and $259,205, respectively	(6,414,635)	1,749,848
Other income	178,807	249,859
Total revenue	13,815,300	20,853,284
Expenses:		
Commissions, employee compensation and benefits	15,118,396	17,506,749
Clearing and floor brokerage	435,781	678,199
Communications and occupancy	1,789,423	2,146,936
Professional fees	550,272	1,265,358
Interest	9,769	12,042
Other	1,404,424	2,514,360
Total expenses	19,308,065	24,123,644
Loss before income tax expense (benefit)	(5,492,765)	(3,270,360)
Income tax expense (benefit):		
Federal:		
Current	(271,112)	—
Deferred	449,448	(991,503)
State:		
Current	(70,347)	638,434
	107,989	(353,069)
Net loss	$ (5,600,754)	(2,917,291)

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2008 and 2007

	Shares Outstanding			Additional			
	Treasury Shares	Common Shares	Common Stock	Paid-In Capital	Retained Deficit	Treasury Stock	Total
Balance at December 31, 2006	29,833	5,799,055	$ 2,295,674	11,361,336	(5,467,548)	(7,333)	8,182,129
Contributed capital	—	—	—	2,000,000	—	—	2,000,000
Stock based compensation	—	—	—	1,036,950	—	—	1,036,950
Net loss	—	—	—	—	(2,917,291)	—	(2,917,291)
Balance at December 31, 2007	29,833	5,799,055	2,295,674	14,398,286	(8,384,839)	(7,333)	8,301,788
Contributed capital	—	—	—	500,000	—	—	500,000
Stock based compensation	—	—	—	113,854	—	—	113,854
Net loss	—	—	—	—	(5,600,754)	—	(5,600,754)
Balance at December 31, 2008	29,833	5,799,055	$ 2,295,674	15,012,140	(13,985,593)	(7,333)	3,314,888

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net loss	$	(5,600,754)	(2,917,291)
Adjustments to reconcile net loss to net cash used in operating activities:			
Deferred tax expense (benefit), net		449,448	(991,503)
Depreciation and amortization expense		87,134	115,226
Stock based compensation expense		113,854	1,036,950
Gain on sale of property and equipment, net		—	(56,272)
Changes in operating assets and liabilities:			
Receivable from clearing organization		(3,487,970)	(59,848)
Receivables from employees		38,992	(6,900)
Federal income taxes receivable from Tejas, Inc.		—	1,682,494
Securities owned		8,260,357	(1,409,546)
Other assets		95,427	591,190
Accounts payable, accrued expenses and other liabilities		(411,416)	486,064
Securities sold, not yet purchased		3,402,257	(3,110,165)
Payable to clearing organization		(3,838,535)	1,222,256
Net cash used in operating activities		(891,206)	(3,417,345)
Cash flows from investing activities:			
Cash proceeds from sale of property and equipment		—	64,850
Purchase of property and equipment		(2,418)	(49,494)
Net cash provided by (used in) investing activities		(2,418)	15,356
Cash flows from financing activities:			
Contributed capital		500,000	2,000,000
Payments on capital lease		(59,027)	(47,066)
Net cash provided by financing activities		440,973	1,952,934
Net decrease in cash and cash equivalents		(452,651)	(1,449,055)
Cash and cash equivalents at beginning of year		877,965	2,327,020
Cash and cash equivalents at end of year	$	425,314	877,965
Supplemental disclosures:			
Interest paid	$	9,769	12,042
Income taxes paid	$	8,647	11,433

Summary of non-cash investing and financing activities:

In May 2007, the Company acquired assets through a capital lease totaling $60,118.

For the years ended December 31, 2008 and 2007, the Company recognized $113,854 and $1,036,950 in non-cash compensation expense associated with stock-based employee compensation under FAS123R, respectively.

See accompanying notes to financial statements.

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Company") is a wholly owned subsidiary of Tejas Incorporated, a Delaware corporation ("Tejas Inc."). The Company was incorporated on March 2, 1994 under the laws of the State of Texas. The Company is primarily engaged in securities brokerage, investment banking and trading activities for customers throughout the United States. The Company's headquarters are located in Austin, Texas. The Company is registered as a broker and dealer in securities with the Financial Industry Regulatory Authority, Inc. and clears its transactions on a fully disclosed basis through National Financial Services. The Company is a registered investment advisor.

The Company is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

Liquidity

In recent years, the Company has sustained losses and negative cash flows from operations resulting in an accumulated deficit of $13,985,593. The Company's operations have been funded primarily from capital contributions from its parent company, Tejas, Inc. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations, raise additional capital through private equity financings, or secure other sources of financing to fund operations. At December 31, 2008 the Company had working capital of $2,755,040. The Company has made changes to its trading and investment policies and plans to increase revenues through recruiting additional producing brokers. By pursuing this strategy, the Company's management believes it will have adequate resources to fund operations through December 2009.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

(b) Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Net dealer inventory and investment income (loss) results from securities transactions entered into for the account of the Company. Net dealer inventory and investment income (loss) includes both realized and unrealized gains and losses, which are recorded on a trade date basis. Net dealer inventory includes securities owned and securities sold, not yet purchased.

(2) Summary of Significant Accounting Policies - (continued)

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

(c) Underwriting and Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

The Company periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are valued at the intrinsic value at the time the engagement is completed, and are included in investment banking revenues. The Company may distribute the equity securities to its employees or to Tejas Inc. either through compensation agreements or by sale or dividend to Tejas Inc., based upon the intrinsic value.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e) Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment income (loss) in the accompanying statements of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for property and equipment approximate those used for Federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be

(2) Summary of Significant Accounting Policies - (continued)

recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

(g) Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2008 and 2007.

(h) Income Taxes

The results of operations for the Company are included in the consolidated federal income tax return of Tejas Inc. The Company is allocated its share of Tejas Inc.'s federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from Tejas, Inc. Separate state tax returns are filed for the Company with the exception of the Texas Margin Tax Return which is filed on a combined basis under Tejas, Inc. with any resulting provision or benefit for margin taxes realized being recorded as a payable or receivable from Tejas, Inc.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FIN No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process

(2) Summary of Significant Accounting Policies - (continued)

whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 were effective for the Company on January 1, 2007. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The adoption of FIN 48 did not have a significant impact on the Company's financial statements.

(i) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold, not yet purchased, and advances to and notes from employees. The Company had cash and cash equivalents balances in excess of federally insured limits of $100,000 at various times during 2007 ($777,965 at December 31, 2007). For 2008, those federally insured limits on accounts covered by the FDIC have been suspended with no indication as to when the suspension will be lifted. Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

(k) Stock-Based Compensation

The Company's parent Tejas Inc., implemented Statement of Financial Accounting Standards No. 123R ("SFAS 123R"), *Share-Based Payment*, on January 1, 2006. SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R applies to the portion of outstanding awards for which the requisite service has not been rendered and all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. Historically, the majority of the awards were granted to the Company's employees. As such, generally accepted accounting principles require that the cost of the awards be captured at the entity level to which the awards are attributable.

(2) Summary of Significant Accounting Policies - (continued)

(l) Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements," which were effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and a three level hierarchy for fair value measurement, and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model. The adoption of SFAS No. 157 did not have a significant impact on the Company's results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.* SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Company on January 1, 2008. The adoption of SFAS No. 159 did not have a significant impact on the Company's results of operations and financial condition.

(3) Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum "net capital" and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2008, the minimum "net capital" requirement for the Company was $250,000. "Net capital" at December 31, 2008 aggregated $2,244,311. The Company's ratio of aggregate indebtedness to net capital was 0.83 to 1 at December 31, 2008.

(4) Receivables From and Payables To Clearing Organization

At December 31, 2008 and 2007, the Company had receivables from and payables to its clearing organization consisting of the following:

		2008	2007
Receivables:			
Fees and commissions receivable	$	61,567	116,508
Receivable from clearing organization	$	3,542,911	—
Payables:			
Payable to clearing organization	$	—	3,838,535

(5) Receivables from Employees

On occasion, the Company makes unsecured advances to employees in months when their commission payout does not meet a predetermined amount and for other reasons deemed hardships by the Company. These advances are to be repaid through reductions of future commissions or bonuses or through regular salary withholdings. At December 31, 2008 and 2007, the balance of advances due to the Company was $41 and $8,164, respectively.

In November 2005, the Company received a $100,000 unsecured note from an employee as part of an employment agreement. The note does not bear interest and was due and payable in sixteen monthly installments of $6,250 beginning in February 2006. In September 2006, the employee left the Company and the employee's new employer assumed $75,000 of the unpaid balance of the note. The Company forgave approximately $14,000 of the note as part of the assumption by the new employer. In September 2007, the note was deemed uncollectible due to non-payment by the new employer and was fully reserved as the possibility of collection was unsure. In 2008, the Company settled with the new employer for $52,000. The amount recovered is included in other expenses in the accompanying statements of operations.

In March 2006, the Company received a $50,000 unsecured note from an employee. The note does not bear interest and was due and payable on September 1, 2006. The note was delinquent at, and subsequent to, September 1, 2006 and in November 2006, the Company increased the balance of the remaining note by $21,000 and extended the due date for the remaining balance until paid in full under a structured payment plan. In February 2007, the employee left the Company but has continued to make payments under a renegotiated payment plan. The balance of the note was $30,670 and $37,400 as of December 31, 2008 and 2007, respectively.

In July 2006, the Company received a $40,000 unsecured note from an employee. The note does not bear interest and is to be paid in monthly installments of $500 with any discretionary bonuses used to offset the balance until paid in full. The note was due and payable in full on July 1, 2007. In 2007, the notes maturity was extended and the employee was allowed to repay the remaining balance in increments of $250 per month. The balance of the note was $5,350 as of December 31, 2007. The note was paid in full during 2008.

In November 2006, the Company received a $40,000 unsecured note from an employee. The note does not bear interest and is due and payable in 7 and 41 monthly installments of $500 and $890, respectively. The balance of the note was $20,476 and $31,160 as of December 31, 2008 and 2007, respectively.

(5) Receivables from Employees - (continued)

These note receivables are included in receivables from employees in the accompanying statements of financial condition.

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008 and 2007, securities owned and sold, not yet purchased consisted of the following:

	2008		2007	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State and municipal obligations	$ 172,401	—	271,499	—
US Government bonds	3,586,210	3,402,257	2,217,868	—
Corporate bonds and notes	126,652	—	975,854	—
Equity/Warrant securities	108,043	—	8,788,442	—
	$ 3,993,306	3,402,257	12,253,663	—

For the years ended December 31, 2008 and 2007, the Company recognized unrealized gains (losses) associated with securities owned and securities sold, not yet purchased, in the amounts of $(1,897,561) and $1,761,623, respectively.

Approximately $3,435,000 or 40% of total assets as of December 31, 2008 related to two securities, both of which were sold subsequent to year end. Approximately $8,951,000 or 62% of total assets as of December 31, 2007 related to four securities, all of which were sold in 2008.

Approximately $3,402,000 or 65% of total liabilities as of December 31, 2008 related to two securities sold, not yet purchased, both of which were purchased subsequent to year end.

In accordance with SFAS 157, the following table represents the Company's fair value hierarchy for its financial assets and liabilities (cash, cash equivalents and short-term investments) measured at fair value as of December 31, 2008:

Securities Owned	Level 1	Level 2	Level 3	Total
State and municipal obligations	$ 172,401	—	—	172,401
U.S. Government bonds	3,586,210	—	—	3,586,210
Corporate bonds and notes	126,652	—	—	126,652
Equity securities	108,043	—	—	108,043
Warrant securities	—	—	—	—
Total	$ 3,993,306	—	—	3,993,306

(6) Securities Owned and Securities Sold, Not Yet Purchased - (continued)

Securities Sold, Not Yet Purchased		Level 1	Level 2	Level 3	Total
State and municipal obligations	$	—	—	—	—
U.S. Government bonds		3,402,257	—	—	3,402,257
Corporate bonds and notes		—	—	—	—
Equity securities		—	—	—	—
Warrant securities		—	—	—	—
Total	$	3,402,257	—	—	3,402,257

In accordance with SFAS 157, the following table represents a reconciliation of changes in the Company's Level 3 securities for the period ending December 31, 2008:

Description of Level 3 Activity		Total
Beginning balance	$	—
Transfers in from Level 2		56,427
Change in valuation		(56,427)
Ending balance	$	—

For Level 3 securities which represent investments in private companies, the Company values the securities using third party valuations or inputs. At subsequent measurement dates, if no information is available to substantiate a valuation of these securities, the Company values the investment at zero and includes the unrealized loss as a charge to operations and a reduction to the securities' value on the statement of financial condition.

(7) Property and Equipment

Property and equipment consists of the following:

		2008	2007
Property and equipment	$	659,611	657,194
Leasehold improvements		1,651	1,651
		661,762	658,845
Accumulated depreciation		(483,230)	(396,097)
	$	178,032	262,748

Depreciation expense for 2008 and 2007 was $87,134 and $115,226, respectively, and is included in other expenses in the accompanying statements of operations.

(8) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2008 and 2007, the Company has accrued approximately $1,166,000 and $1,058,000, respectively, in commissions and related payroll taxes payable.

(8) Accrued Commissions and Bonuses - (continued)

The Company pays bonuses to its employees and officers at interim periods and year-end. Accrued bonuses as of December 31, 2008 and 2007 were approximately $0 and $561,000, respectively. Management of the Company reviews both contractual and discretionary bonus amounts, with discretionary bonus amounts approved by the Compensation Committee of Tejas Inc.

(9) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2008 and 2007 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

		2008	2007
Computed "expected" expense (benefit)	$	(1,867,540)	(1,111,923)
Cumulative effect of prior year tax adjustments		(367,893)	—
Meals and entertainment		35,916	93,463
State income tax, net of federal benefit		(73,366)	604,670
ISO Expense		32,886	56,667
Penalties		59,513	5,100
Other		(5,175)	(1,046)
Net increase in valuation allowance		2,293,648	—
Income tax expense (benefit)	$	107,989	(353,069)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

		2008	2007
Deferred tax assets:			
Non-qualified stock option expense	$	574,200	597,548
Charitable contribution carryforwards		301,917	213,762
Net operating loss carryforwards		1,863,613	124,506
Accrued expenses		17,174	10,698
Total gross deferred tax asset		2,756,904	946,514
Deferred tax liabilities:			
Non-qualified stock option income		(493,945)	(497,066)
Unrealized gains on securities held for investment		30,689	—
Total gross deferred tax liability		(463,256)	(497,066)
Valuation allowance		2,293,648	—
Net deferred tax asset (liability)	$	—	449,448

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning

(9) Income Taxes - (continued)

strategies in making this assessment. Based upon the lack of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these future deductible differences. As such, the Company has recorded a 100% valuation allowance on its deferred tax assets at December 31, 2008. The increase in allowance is included in the accompanying statements of operations as deferred income tax expense. At December 31, 2008, the Company had net operating loss carryforwards of approximately $5,468,000 which begin to expire in 2027 if not utilized.

(10) Profit Sharing Plan

In January 1997, the Company instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for income tax purposes. Contributions by the Company are discretionary. During 2008 and 2007 the Company contributed approximately $162,000 and $282,000, respectively, to the employee profit sharing plan, which is included in commissions, employee compensation and benefits in the accompanying statements of operations.

(11) Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commisson Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

(12) Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2008, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification other than as disclosed in Note 15 to these financial statements.

The Company has $7,597,247 or approximately 89% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2008. The Company also has $3,402,257 or approximately 65% of its total liabilities in securities sold, not yet purchased due to its clearing organization as of December 31, 2008.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Company

(12) Off Statement of Financial Condition Risk and Concentrations - (continued)

monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

The Company deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits. As of December 31, 2007, the Company had balances of $777,965 in excess of FDIC insurance limits. For 2008, those federally insured limits on accounts covered by the FDIC have been suspended with no indication as to when the suspension will be lifted.

(13) Lease Commitments

The Company leases its office facilities and certain office equipment under operating and capital leases. The future minimum payments due under these leases as of December 31, 2008 are as follows:

		Operating	Capital
2009	$	369,000	64,000
2010		342,000	20,000
2011		342,000	—
2012		342,000	—
2013		342,000	—
Thereafter		391,000	—
Minimum Commitments	$	2,128,000	84,000
Less Imputed Interest			(8,000)
Net Present Value of Capital Lease Obligations			76,000

Capital lease obligations are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

Furniture and office equipment, under capital leases, with a recorded cost of $235,729, net of depreciation of $99,342 as of December 31, 2008, collateralizes the above capital lease obligations and is included in the statements of financial condition under the caption of "Property and Equipment." Depreciation expense for assets under capital lease was $33,676 and $30,097 in 2008 and 2007, respectively.

Rent expense amounted to approximately $426,000 and $669,000 for the years ended December 31, 2008 and 2007, respectively. Rent expense is reported net of sublease revenue, disclosed below, and is included in communications and occupancy in the accompanying statements of operations. In 2008, the Company received no sublease revenue.

On February 17, 2005, the Company entered into an office lease agreement with TI Building Partnership, Ltd. ("TI Building"), a wholly-owned subsidiary of Tejas Inc. Under the terms of the lease agreement, the Company was to pay TI Building $21,750 per month through February 2015. In July 2006, the lease payment was increased to $28,500 per month. On July 1, 2006, the Company entered into another office lease agreement for additional space in another building owned by TI Building. Under the terms of the new lease agreement, the Company was to pay TI Building $11,500 per month through July 2009. This second lease was terminated in early 2007 at

(13) Lease Commitments-(continued)

no cost to the Company. During 2008 and 2007, the Company paid TI Building $353,458 and $359,625 in rent, respectively.

In October 2006, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective October 1, 2006 through February 2007. The sublease was entered into with a Texas non-profit organization as a charitable contribution to the organization. As such, no payments are due under the agreement. The fair market value of rent on the subleased premises was determined to approximate $8,000 per month. During 2007, the Company recorded approximately $16,000 of charitable contributions in relation to this sublease agreement. These contributions are included in other expenses in the accompanying statements of operations.

In June 2003, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective June 15, 2003 through February 2007. The lease went to term with no further minimum lease payments due. During 2007, the Company received approximately $12,000 in relation to this sublease agreement.

(14) Related Party Transactions

The Company entered into an engagement letter to place up to $7,000,000 principal amount of debt securities on behalf of a corporation in which one of Tejas Inc.'s directors is a greater than 10% stockholder and is also the Chairman, Chief Executive Officer and President of the corporation. Tejas Inc.'s Chairman of the Board is a 10% or greater stockholder in the corporation. The transaction was consummated on or about September 12, 2006. Under the engagement letter, the Company was to receive a cash fee equal to 1% of the principal amount of debt securities which it placed. Additionally, the Company may be reimbursed for legal fees incurred and ancillary out of pocket expenses. In 2007, the Company billed the corporation and received approximately $34,000 in reimbursable expenses.

On occasion, the Company provides and receives funding to or from Tejas Inc. for operating purposes. The Company received $500,000 and $2,000,000 in additional paid in capital from Tejas Inc. during 2008 and 2007, respectively.

The employees, officers and management of the Company may maintain personal accounts with the Company. When the Company executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. All officers of the Company, one of which is a majority owner of Tejas Inc., routinely conduct such transactions for their own accounts, and management of the Company deems the transactions to be arms length transactions. The majority owner of Tejas Inc. also makes many of the proprietary trading decisions for the Company, including securities transactions between that individual and the Company.

(15) Commitments and Contingencies

The Company is involved in other various claims and legal actions, including arbitrations, that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the Company. At December 31, 2008, the Company was involved in an arbitration regarding three agency transactions in which the selling party to the transactions failed to deliver the securities for proper settlement. As a result, the Company was at risk for the full value of the failed transactions pending the outcome of arbitration proceedings. Subsequent to December 31, 2008, the matter was settled with the Company incurring a loss approximating

(15) Commitments and Contingencies-(continued)

$224,000. This amount was accrued for and included in accounts payable, accrued expenses, and other liabilities in the accompanying statements of financial condition as of December 31, 2008.

Schedule 1

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net capital:		
Total stockholders' equity	$	3,314,888
Less:		
Nonallowable assets:		
Property and equipment, net		178,032
Receivable from employees		84,815
Securities and other investments not readily marketable		112,686
Other assets		297,001
		672,534
Net capital before haircuts on securities		2,642,354
Haircuts on securities, including undue concentration		398,043
Net capital	$	2,244,311
Aggregate indebtedness:		
Total liabilities	$	5,268,058
Less:		
Securities sold, not yet purchased		(3,402,257)
Aggregate indebtedness	$	1,865,801
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Net capital in excess of minimum requirement	$	1,994,311
Ratio of aggregate indebtedness to net capital	$	0.83

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008 as reported by Tejas Securities Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying notes to financial statements.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedule of Tejas Securities Group, Inc. (the "Company") (a wholly owned subsidiary of Tejas Inc.) as of and for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5918 W. Courtyard, Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL   AUSTIN · HOUSTON · ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 27, 2009